Twenty largest holdings
Emerging Markets Growth Fund, Inc.

Ranking			% Total
12/31/06	9/30/07	Security	portfolio	% Index[1]	Description
3	1	América Móvil	3.3	1.8	Latin America's largest cellular communications provider.
2	2	Hon Hai Precision Industry	2.4	1.1	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
22	3	China Shenhua Energy	2.3	0.6	Coal-based energy and power distribution company in China.
1	4	Samsung Electronics	2.3	2.4	South Korea's top electronics manufacturer and a global leader in semiconductor production.
4	5	Taiwan Semiconductor Manufacturing	1.9	1.2	One of the world's largest semiconductor manufacturers.
9	6	OCI	1.7	0.2	A leading cement producer and construction contractor serving customers in the developing world.
21	7	Gazprom	1.5	3.1	The largest gas producer and transporter in the Russian Federation.
6	8	Telekomunikasi Indonesia	1.4	0.4	The dominant telecommunications services provider in Indonesia.
na	9	Telemar	1.3	0.2	Provides fixed line telecommunications services in eastern and northern Brazil.
16	10	Anhui Conch Cement	1.2	0.1

		Total companies 1 through 10	19.3	11.1

118	11	Evraz	1.1	0.0	Steel and mining company operating primarily in Russia. China's largest producer and seller of cement and commodity clinker.
36	12	Petróleo Brasileiro - Petrobas	1.1	2.8	One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
11	13	AmBev	1.1	0.4	The dominant beer producer in Latin America.
8	14	Infosys Technologies	1.1	0.6	One of India's leading information technology services companies, with a worldwide client base.
47	15	Gold Fields	1.0	0.3	Among the world's largest gold mining and exploration companies.
42	16	Taiwan Cement	1.0	0.1	Manufacturer and retailer of cement, concrete and other construction materials.
106	17	GOME Electrical Appliances Holding	0.9	0.1	Electrical appliance and consumer electronic products retailer operating in China.
40	18	Bumiputra-Commerce Holdings	0.9	0.2	Involved in banking, financial services and real estate management.
38	19	Mediatek	0.8	0.4	Manufactures optical storage media for PCs and DVDs.
29	20	Ambuja Cements	0.8	016	Cement company based in India.

		Total companies 1 through 20	29.0	16.1

1MSCI EMERGING MARKETS INDEX

Diversification by sector
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	9/30/07	9/30/07		12/31/06	9/30/07	9/30/07
ENERGY	5.9	10.1	15.7	FINANCIALS	16.7	13.0	21.4
China Shenhua Energy		2.3		Bumiputra-Commerce Holdings		0.9
Gazprom		1.5		DLF Ltd.		0.7
Petróleo Brasileiro - Petrobas		1.1		Kookmin Bank		0.7
Rosneft		0.7		Standard Bank Group		0.7
China National Offshore Oil		0.7		China Life Insurance		0.6
OTHERS		3.8		OTHERS		9.4

MATERIALS	11.2	17.3	15.7
Anhui Conch Cement		1.2
Evraz		1.1		INFORMATION TECHNOLOGY	14.2	12.5	11.5
Gold Fields		1.0		Hon Hai Precision Industry		2.4
Taiwan Cement		0.9		Samsung Electronics		2.3
Ambuja Cements		0.8		Taiwan Semiconductor Manufacturing		1.9
Harmony Gold Mining		0.8		Infosys Technologies		1.1
OTHERS		11.5		Mediatek		0.8
				OTHERS		4.0
INDUSTRIALS	10.9	11.6	9.5
OCI		1.7		TELECOMMUNICATION SERVICES	11.2	12.7	10.9
Embraer		0.7		América Móvil		3.3
Samsung Engineering		0.7		Telekomunikasi Indonesia		1.4
Aveng		0.6		Telemar		1.3
Empresas ICA		7.3		TIM		0.8
OTHERS				Orascom Telecom		0.7
				OTHERS		5.2
CONSUMER DISCRETIONARY	8.4	8.4	5.4	UTILITIES	2.5	2.4	3.6
GOME Electrical Appliances Holding		0.9		RAO UES of Russia		0.6
B2W - Cia. Global do Varejo		0.7		PNOC Energy Development		0.5
Shangri-La Asia		0.6		OTHERS		1.3
Astra International		0.4		OTHER	1.5	1.0	0.0
OTHERS		5.8		Capital International Private Equity Fund IV		0.3
				Baring Vostok Capital Partners		0.2
CONSUMER STAPLES	11.0	7.1	4.8	OTHERS		0.5
AmBev		1.1
IOI		0.8
China Mengniu Dairy		0.5		Total equity	95.4	97.3	100.0
Migros Turk		0.5		Fixed income	0.9	0.8
OTHERS		4.2		Cash & equivalents	3.7	1.9
				Total assets	100.0	100.0
HEALTH CARE	1.9	1.2	1.6
Teval Pharmaceutical Industries		0.6
Bumrungard Hospital		0.3
OTHERS		0.3

1MSCI EMERGING MARKETS INDEX				Overweight	MATERIALS
					INDUSTRIALS
					CONSUMER DISCRETIONARY
					CONSUMER STAPLES
					INFORMATION TECHNOLOGY
					TELECOMMUNICATION SERVICES
					OTHER
				Underweight	ENERGY
					HEALTH CARE
					FINANCIALS
					UTILITIES

Diversification by country
Emerging Markets Growth Fund as of September 30, 2007

	% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]		% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]
LATIN AMERICA	17.6	15.4	19.1	19.8	EUROPE/MIDDLE EAST/AFRICA	24.8	19.6	24.7	24.2
BRAZIL	10.6	9.5	11.6	11.9	RUSSIAN FEDERATION	9.6	7.7	9.6	9.0
MEXICO	6.1	3.5	4.6	4.9	SOUTH AFRICA	6.9	5.6	7.2	6.8
CHILE	0.4	1.4	1.7	1.4	ISRAEL	1.8	1.6	2.0	2.2
PERU	0.0	0.6	0.7	0.7	POLAND	0.4	1.3	1.7	1.7
ARGENTINA	0.2	0.4	0.5	0.6	TURKEY	2.5	1.3	1.7	1.7
REPUBLIC OF COLOMBIA	0.3	0.0	0.0	0.3	HUNGARY	0.0	0.7	0.8	0.9
SOUTHEAST ASIA	15.8	13.7	13.0	12.9	EGYPT	3.0	0.6	0.7	0.8
INDIA	6.5	8.7	7.8	6.9	CZECH REPUBLIC	0.0	0.4	0.5	0.7
MALAYSIA	4.1	1.8	2.1	2.4	MOROCCO	0.1	0.4	0.5	0.3
INDONESIA	2.3	0.9	1.3	1.5	JORDAN	0.0	0.0	0.0	0.1
THAILAND	1.3	1.7	1.3	1.4	KAZAKHSTAN	0.3	0.0	0.0	0.0
PHILIPPINES	1.3	0.6	0.5	0.5	SULTANATE OF OMAN	0.2	0.0	0.0	0.0
PAKISTAN	0.1	0.0	0.0	0.2
SRI LANKA	0.2	0.0	0.0	0.0
FAR EAST ASIA	34.6	42.6	43.2	43.1
KOREA (SOUTH)	12.9	20.2	16.4	16.2
CHINA	9.0	13.4	16.0	15.5
TAIWAN	11.0	9.0	10.8	11.4
HONG KONG	1.7	0.0	0.0	0.0

					OTHERS	4.5 [4]	8.7	0.0	0.0

					Total equity	97.3	100.0	100.0	100.0
					Total fixed income	0.8
					Total cash & equivalents	1.9
					Total assets	100.0

1S&P/International Finance Corporation Global Composite Index
2S&P/International Finance Corporation Investable Composite Index
3MSCI Emerging Markets Index
[4]The current period includes 4.0% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	9/30/07	9/30/07
LATIN AMERICA	37.9	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	17.6	19.8
BRAZIL	15.9	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	10.6	11.9
MEXICO	11.4	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	6.1	4.9
CHILE	2.0	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.4
ARGENTINA	6.9	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.6
PERU	1.4	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.7
REPUBLIC OF COLOMBIA	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.3
VENEZUELA	0.1	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0
ECUADOR	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	12.8	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	15.8	12.9
INDIA	6.6	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	6.5	6.9
MALAYSIA	1.0	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.1	2.4
INDONESIA	1.9	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.3	1.5
THAILAND	0.4	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.3	1.4
PHILIPPINES	2.3	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	0.5
PAKISTAN	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2
SRI LANKA	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.0
VIETNAM	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0

FAR EAST ASIA	8.2	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	34.6	43.1
KOREA (SOUTH)	1.7	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.0	15.5
TAIWAN	5.6	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	12.9	16.2
CHINA	0.6	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	11.0	11.4
HONG KONG	0.3	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.7	0.0

EUROPE/MIDDLE EAST/AFRICA	18.6	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	23.6	24.2
RUSSIAN FEDERATION	5.9	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	8.6	9.0
SOUTH AFRICA	4.7	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.5	6.8
ISRAEL	0.0	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	2.2
POLAND	0.8	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	1.7
TURKEY	5.1	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	2.7	1.7
HUNGARY	0.6	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.9
CZECH REPUBLIC	0.2	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.7
EGYPT	0.1	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	2.7	0.8
MOROCCO	0.2	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.3
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0
NIGERIA	0.0	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0
CROATIA	0.5	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.0	0.0
ESTONIA	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.2	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
SLOVAKIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UKRAINE	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	5.6	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	4.5	0.0

Total equity	83.1	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	97.3	100.0
Fixed income	4.8	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.8
Cash & equivalents	12.1	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	1.9
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1MSCI Emerging Markets Index
[2]The current period includes 4.0% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	9/30/07	9/30/07		12/31/06	9/30/07	9/30/07
LATIN AMERICA	18.2	17.6	19.8	EMERGING EUROPE/MIDDLE EAST/AFRICA	23.7	24.8	24.2
BRAZIL	9.4	10.6	11.9	RUSSIAN FEDERATION	5.6	9.6	9.0
MEXICO	7.9	6.1	4.9	SOUTH AFRICA	8.7	6.9	6.8
CHILE	0.5	0.4	1.4	ISRAEL	2.5	1.8	2.2
PERU	0.0	0.0	0.7	POLAND	0.4	0.4	1.7
ARGENTINA	0.1	0.2	0.6	TURKEY	3.3	2.5	1.7
REPUBLIC OF COLOMBIA	0.3	0.3	0.3	HUNGARY	0.3	0.0	0.9
				EGYPT	2.1	3.0	0.8
SOUTHEAST ASIA	16.6	15.8	12.9	CZECH REPUBLIC	0.1	0.0	0.7
INDIA	6.5	6.5	6.9	MOROCCO	0.1	0.1	0.3
MALAYSIA	3.9	4.1	2.4	JORDAN	0.0	0.0	0.1
INDONESIA	3.4	2.3	1.5	KAZAKHSTAN	0.3	0.3	0.0
THAILAND	1.5	1.3	1.4	SULTANATE OF OMAN	0.1	0.2	0.0
PHILIPPINES	0.8	1.3	0.5	UNITED ARAB EMIRATES	0.1	0.0	0.0
PAKISTAN	0.1	0.1	0.2	NIGERIA	0.1	0.0	0.0
SRI LANKA	0.1	0.2	0.0
VIETNAM	0.3	0.0	0.0	OTHER[2]	4.4	4.5	0.0

FAR EAST ASIA	34.1	34.6	43.1	Total equity	95.4	97.3	100.0
KOREA (SOUTH)	11.0	12.9	16.2	Total fixed income	0.9	0.8
CHINA	9.6	9.0	15.5	Total cash and equivalents	3.7	1.9
TAIWAN	11.9	11.0	11.4	Total assets	100.0	100.0
HONG KONG	1.6	1.7	0.0

1MSCI EMERGING MARKETS INDEX
[2]The current period includes 4.0% in companies with substantial business assets in emerging market but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 9/30/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2007					2006
January	0.60	0.60	-1.22	-1.08	1st qtr.	12.89	12.89	11.51	12.02
February	-0.28	-0.28	-0.66	-0.59	2nd qtr.	-4.58	-4.58	-5.11	-4.34
March	4.08	4.08	3.74	3.98	3rd qtr.	7.11	7.11	4.10	4.88
1st qtr.	4.41	4.41	1.79	2.25	4th qtr.	15.74	18.32	17.28	17.60
April	4.52	4.52	4.40	4.63	Year 2006	33.55	36.53	29.18	32.17
May	6.33	6.33	4.62	4.95	2005
June	3.40	3.40	4.43	4.69	1st qtr.	2.07	2.07	1.20	1.80
2nd qtr	14.92	14.92	14.06	14.96	2nd qtr.	5.91	5.91	3.00	4.12
July	3.94	3.94	5.01	5.28	3rd qtr.	16.33	16.33	17.01	17.95
August	-2.32	-2.32	-2.32	-2.13	4th qtr.	7.20	10.03	6.83	7.18
September	10.18	10.18	10.85	11.04	Year 2005	34.79	38.35	30.31	34.00
3rd qtr	11.87	11.87	13.70	11.42	2004
					1st qtr.	9.13	9.13	8.87	9.59
Lifetime return					2nd qtr.	-10.98	-10.98	-10.34	-9.64
Cumulative %	3,110.45	4,689.77	__	__	3rd qtr.	7.65	7.65	7.39	8.14
Annualized %	17.65	19.88	__	__	4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 9/30/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 9/30/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2007					2006
January	0.60	0.60	-1.22	-1.08	1st qtr.	12.89	12.89	11.51	12.02
February	-0.28	-0.28	-0.66	-0.59	2nd qtr.	-4.58	-4.58	-5.11	-4.34
March	4.08	4.08	3.74	3.98	3rd qtr.	7.11	7.11	4.10	4.88
1st qtr.	4.41	4.41	1.79	2.25	4th qtr.	15.74	18.32	17.28	17.60
April	4.52	4.52	4.40	4.63	Year 2006	33.55	36.53	29.18	32.17
May	6.33	6.33	4.62	4.95	2005
June	3.40	3.40	4.43	4.69	1st qtr.	2.07	2.07	1.20	1.80
2nd qtr	14.92	14.92	14.06	14.96	2nd qtr.	5.91	5.91	3.00	4.12
July	3.94	3.94	5.01	5.28	3rd qtr.	16.33	16.33	17.01	17.95
August	-2.32	-2.32	-2.32	-2.13	4th qtr.	7.20	10.03	6.83	7.18
September	10.18	10.18	10.85	11.04	Year 2005	34.79	38.35	30.31	34.00
3rd qtr	11.87	11.87	13.70	11.42	2004
					1st qtr.	9.13	9.13	8.87	9.59
Lifetime return					2nd qtr.	-10.98	-10.98	-10.34	-9.64
Cumulative %	3,110.45	4,689.77	__	__	3rd qtr.	7.65	7.65	7.39	8.14
Annualized %	17.65	19.88	__	__	4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 9/30/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of September 30, 2007

								Calendar YTD
	20 years	15 years	10 years	5 years	3 years	1 year	3Q07	9/30/07
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.21	15.40	13.12	39.92	44.03	59.88	12.05	34.90
- net of operating expenses	18.18	14.52	12.32	38.96	43.05	58.83	11.87	34.24

MSCI Emerging Markets Index with net dividends	13.50	12.26	11.72	38.67	40.82	58.17	14.42	34.50

MSCI World Index with net dividends	8.42	10.29	7.39	19.77	18.51	21.52	2.44	12.05

MSCI EAFE Index with net dividends	7.16	9.64	8.22	23.87	23.54	25.08	2.20	13.32

S&P 500 Index with income reinvested	10.52	11.08	6.57	15.44	13.13	16.43	2.03	9.13

Results are in US$. Periods greater than one year are annualized. Results reflect the reinvestment of dividends, interest and other earnings.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of September 30, 2007

								Calendar YTD
	20 years	15 years	10 years	5 years	3 years	1 year	3Q07	9/30/07
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.21	15.40	13.12	39.92	44.03	59.88	12.05	34.90
- net of operating expenses	18.18	14.52	12.32	38.96	43.05	58.83	11.87	34.24

MSCI Emerging Markets Index with net dividends	13.50	12.26	11.72	38.67	40.82	58.17	14.42	34.50

MSCI World Index with net dividends	8.42	10.29	7.39	19.77	18.51	21.52	2.44	12.05

MSCI EAFE Index with net dividends	7.16	9.64	8.22	23.87	23.54	25.08	2.20	13.32

S&P 500 Index with income reinvested	10.52	11.08	6.57	15.44	13.13	16.43	2.03	9.13

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Results are in US$. Periods greater than one year are annualized. Results reflect the reinvestment of dividends, interest and other earnings.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	9/30/07	9/30/07		12/31/06	9/30/07	9/30/07
ENERGY	5.9	10.1	15.7	HEALTH CARE	1.9	1.2	1.6
ENERGY EQUIPMENT & SERVICES	0.3	0.8	0.4	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.0
OIL GAS & CONSUMABLE FUELS	5.6	9.3	15.3	HEALTH CARE PROVIDERS & SERVICES	0.5	0.4	0.1
MATERIALS	11.2	17.3	15.7	PHARMACEUTICALS	1.4	0.8	1.5
CHEMICALS	0.2	1.9	2.2	FINANCIALS	16.7	13.0	21.4
CONSTRUCTION MATERIALS	3.4	4.7	1.6	COMMERCIAL BANKS	11.0	7.3	14.3
CONTAINERS & PACKAGING	0.1	0.0	0.1	THRIFTS & MORTGAGE FINANCE	0.5	0.6	0.4
METALS & MINING	6.6	10.0	11.2	DIVERSIFIED FINANCIAL SERVICES	1.4	1.2	1.2
PAPER & FOREST PRODUCTS	0.9	0.7	0.6	CONSUMER FINANCE	0.0	0.0	0.0
INDUSTRIALS	10.9	11.6	9.5	CAPITAL MARKETS	0.3	0.2	0.8
AEROSPACE & DEFENSE	0.7	0.8	0.2	INSURANCE	2.4	1.0	3.1
BUILDING PRODUCTS	0.2	0.0	0.2	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.1	0.1	0.0
CONSTRUCTION & ENGINEERING	4.8	6.2	2.1	REAL ESTATE MANAGEMENT & DEVELOPMENT	1.0	2.6	1.6
ELECTRICAL EQUIPMENT	0.7	1.3	0.5
INDUSTRIAL CONGLOMERATES	0.8	1.4	2.0	INFORMATION TECHNOLOGY	14.2	12.5	11.5
MACHINERY	1.2	0.4	1.6	INTERNET SOFTWARE & SERVICES	0.3	0.5	0.3
TRADING COMPANIES & DISTRIBUTORS	0.0	0.0	0.4	IT SERVICES	1.9	1.4	1.1
COMMERCIAL SERVICES & SUPPLIES	0.1	0.1	0.0	SOFTWARE	0.2	0.2	0.2
AIR FREIGHT & LOGISTICS	0.3	0.1	0.1	COMMUNICATIONS EQUIPMENT	0.7	0.2	0.2
AIRLINES	0.7	0.2	0.5	COMPUTERS & PERIPHERALS	1.1	0.9	1.8
MARINE	0.1	0.1	0.9	ELECTRONIC EQUIPMENT & INSTRUMENTS	4.2	3.8	2.6
ROAD & RAIL	0.0	0.0	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.8	5.5	5.3
TRANSPORTATION INFRASTRUCTURE	1.3	1.0	0.8	TELECOMMUNICATION SERVICES	11.2	12.7	10.9
CONSUMER DISCRETIONARY	8.4	8.4	5.3	DIVERSIFIED TELECOMMUNICATION SERVICES	3.7	3.4	3.2
AUTO COMPONENTS	1.1	0.8	0.4	WIRELESS TELECOMMUNICATION SERVICES	7.5	9.3	7.7
AUTOMOBILES	1.1	0.4	1.1	UTILITIES	2.5	2.4	3.6
HOUSEHOLD DURABLES	0.0	0.0	0.9	ELECTRIC UTILITIES	1.4	1.8	2.1
LEISURE EQUIPMENT & PRODUCTS	0.1	0.3	0.1	GAS UTILITIES	0.0	0.0	0.3
TEXTILES, APPAREL, & LUXURY GOODS	0.0	0.8	0.2	MULTI UTILITIES	0.0	0.0	0.1
HOTELS, RESTAURANTS & LEISURE	1.3	1.2	0.5	WATER UTILITIES	0.3	0.1	0.2
DIVERSIFIED CONSUMER SERVICES	0.0	0.4	0.0	INDEPENDENT POWER PROD & ENERGY TRADERS	0.8	0.5	0.9
MEDIA	2.2	1.2	1.1	OTHER	1.5	1.0	0.0
DISTRIBUTORS	0.3	0.4	0.2	EMERGING MARKET FUNDS/PARTNERSHIPS	1.5	1.0	0.0
INTERNET & CATALOG RETAIL	0.4	0.7	0.1
MULTILINE RETAIL	1.2	0.8	0.4	Total equity	95.4	97.3	100.0
SPECIALTY RETAIL	0.7	1.4	0.3	Total fixed income	0.9	0.8
CONSUMER STAPLES	11.0	7.1	4.8	Total cash and equivalents	3.7	1.9
FOOD & STAPLES RETAILING	4.6	1.6	1.2	Total assets	100.0	100.0
BEVERAGES	3.4	2.1	1.1
FOOD PRODUCTS	2.2	2.9	1.4
TOBACCO	0.0	0.0	0.6
HOUSEHOLD PRODUCTS	0.4	0.4	0.3
PERSONAL PRODUCTS	0.4	0.1	0.2

1MSCI EMERGING MARKETS INDEX

Fund profile US$
Emering Markets Growth Fund as of September 30, 2007

The Fund (began operations in 1986)

■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.
■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics								Largest individual holdings (% of portfolio)
Fiscal years ending June 30			2007	2006	2005	2004	2003	América Móvil			3.3
Fund assets ($ millions)			$15,380	$11,100	$13,632	$15,758	$16,154	Hon Hai Precision Industry			2.4
Ratio of net investment income to average net assets			1.39%	1.57%	1.96%	1.64%	2.14%	China Shenhua Energy			2.3
Expense ratio (including non-U.S. taxes)			0.70%	0.72%	0.71%	0.71%	0.70%	Samsung Electronics			2.3
Portfolio turnover			52.19%	38.48%	29.98%	35.35%	33.70%	Taiwan Semiconductor Manufacturing			1.9
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)						OCI			1.7
Metals & mining	10.0	China					12.9	Gazprom			1.5
Oil, gas & consumable fuels	9.3	Taiwan					11.0	Telekomunikasi Indonesia			1.4
Wireless telecommunication services	9.3	Brazil					10.6	Telemar			1.3
Construction & engineering	6.2	Russian Federation					9.6	Anhui Conch Cement			1.2
Commercial banks	7.3	Korea (South)					9.0

Rates of return for periods ending September 30, 2007[1]								Asset mix
											Total
	20 years	15 years	10 years	5 years	3 years	1 year	3Q07	Stocks	Bonds	Cash	assets
EMGF	18.18%	14.52%	12.32%	38.96%	43.05%	58.83%	11.87%	97.3%	0.8%	1.9%	$16.4 bil

Results are in US$.
[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Fund profile US$
Emering Markets Growth Fund as of September 30, 2007

The Fund (began operations in 1986)

■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.
■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics								Largest individual holdings (% of portfolio)
Fiscal years ending June 30			2007	2006	2005	2004	2003	América Móvil			3.3
Fund assets ($ millions)			$15,380	$11,100	$13,632	$15,758	$16,154	Hon Hai Precision Industry			2.4
Ratio of net investment income to average net assets			1.39%	1.57%	1.96%	1.64%	2.14%	China Shenhua Energy			2.3
Expense ratio (including non-U.S. taxes)			0.70%	0.72%	0.71%	0.71%	0.70%	Samsung Electronics			2.3
Portfolio turnover			52.19%	38.48%	29.98%	35.35%	33.70%	Taiwan Semiconductor Manufacturing			1.9
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)						OCI			1.7
Metals & mining	10.0	China					12.9	Gazprom			1.5
Oil, gas & consumable fuels	9.3	Taiwan					11.0	Telekomunikasi Indonesia			1.4
Wireless telecommunication services	9.3	Brazil					10.6	Telemar			1.3
Construction & engineering	6.2	Russian Federation					9.6	Anhui Conch Cement			1.2
Commercial banks	7.3	Korea (South)					9.0

Rates of return for periods ending September 30, 2007[1]								Asset mix
											Total
	20 years	15 years	10 years	5 years	3 years	1 year	3Q07	Stocks	Bonds	Cash	assets
EMGF	18.18%	14.52%	12.32%	38.96%	43.05%	58.83%	11.87%	97.3%	0.8%	1.9%	$16.4 bil

Results are in US$.
[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.